FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2019

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date 1 July 2019

EXHIBIT INDEX

EXHIBIT NUMBER
EXHIBIT DESCRIPTION
99
Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	7 June 2019	entitled	Publication of final terms: Unilever Bonds
Exhibit	99.2	Stock Exchange announcement dated	7 June 2019	entitled	Director/PDMR Shareholding
Exhibit	99.3	Stock Exchange announcement dated	12 June 2019	entitled	Director/PDMR Shareholding
Exhibit	99.4	Stock Exchange announcement dated	27 June 2019	entitled	Unilever NV Depositary Receipt Structure

Exhibit 99.1:

RNS Number: 5615B
Unilever PLC
07 June 2019

PUBLICATION OF FINAL TERMS: UNILEVER BONDS

London/Rotterdam, 7 June 2019.

On 4 June 2019 Unilever announced the pricing of €650,000,000 1.500% Fixed Rate Notes due June 2039 and £500,000,000 1.500% Fixed Rated Notes due July 2026, to be issued by Unilever PLC and guaranteed by Unilever N.V. and Unilever United States, Inc. The anticipated issue date of the offering is 11 June 2019.

The Final Terms each dated 7 June 2019 for these bond issuances are available for viewing.

To view the full documents, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5615B_1-2019-6-7.pdf

http://www.rns-pdf.londonstockexchange.com/rns/5615B_2-2019-6-7.pdf

This announcement does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

[ends]

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth including to plastic packaging; the effect of climate change on Unilever's business; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2018 and the Unilever Annual Report and Accounts 2018.

END

 ________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

Exhibit 99.2:

RNS Number: 5897B
Unilever PLC
7 June 2019

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Engel
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           35.1542 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           205.1982 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	35.1542
		£48.58	205.1982
e)	Aggregated information - Volume - Total	240.3524 £9,968.53
f)	Date of the transaction	05/06/2019
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Jope
2	Reason for the notification
a)	Position/status	Chief Executive Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           43.0005 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares under the Unilever North America Omnibus Equity Compensation Plan, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           42.3433 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	USD - United States Dollars
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	43.0005
		$61.70	42.3433
e)	Aggregated information - Volume - Total	85.3438 $2,612.58
f)	Date of the transaction	05/06/2019
g)	Place of the transaction	New York Stock Exchange - XNYS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Judith Amanda Sourry Knox
2	Reason for the notification
a)	Position/status	President North America (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●        41.2068 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares under the Unilever North America Omnibus Equity Compensation Plan, which will be subject to the same performance conditions as the underlying GSIP conditional shares)

c)	Currency	USD - United States Dollars
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	41.2068
e)	Aggregated information - Volume - Total	41.2068 $0.00
f)	Date of the transaction	05/06/2019
g)	Place of the transaction	New York Stock Exchange - XNYS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leena Nair
2	Reason for the notification
a)	Position/status	Chief HR Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           40.4335 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           112.9123 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           109.4821 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           83.1142 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	153.3458
		£48.58	192.5963
e)	Aggregated information - Volume - Total	345.9421 £9, 356.33
f)	Date of the transaction	05/06/2019
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nitin Paranjpe
2	Reason for the notification
a)	Position/status	Chief Operating Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           45.7050 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           62.0906 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           60.0877 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           184.5809 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	107.7956
		£48.58	244.6686
e)	Aggregated information - Volume - Total	352.4642 £11,886.00
f)	Date of the transaction	05/06/2019
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           207.7464 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           275.6709 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           193.3728 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           3.3835 shares (reinvestment of dividend on (freely transferable) shares)
●           0.05206 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	483.4173
		£48.58	196.7563
		£48.417	0.05206
e)	Aggregated information - Volume - Total	680.2257 £9,560.94
f)	Date of the transaction	05/06/2019
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Reinvestment of dividend under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£48.285	3
e)	Aggregated information - Volume - Total	3 £144.86
f)	Date of the transaction	05/06/2019
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ritva Sotamaa
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Group Secretary (Member of the Unilever Leadership Executive (ULE)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           40.4335 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           74.2668 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           71.2921 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●            370.4753 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	114.7003
		£48.58	441.7674
e)	Aggregated information - Volume - Total	556.4677 £21,461.06
f)	Date of the transaction	05/06/2019
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Peter Ter Kulve
2	Reason for the notification
a)	Position/status	President Home Care (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           22.5834 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           2.6009 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	22.5834
		£48.58	2.6009
e)	Aggregated information - Volume - Total	25.1843 £126.35
f)	Date of the transaction	05/06/2019
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sanjiv Mehta
2	Reason for the notification
a)	Position/status	President South Asia (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           21.8425 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           81.8337 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           79.5696 shares (Dividends equivalent earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           339.0441 shares (reinvestment of dividend on (freely transferable) shares)
●           6.31258 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	103.6762
		£48.58	418.6137
		£48.417	6.31258
e)	Aggregated information - Volume - Total	528.6025 £20,641.89
f)	Date of the transaction	05/06/2019
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Slater
2	Reason for the notification
a)	Position/status	Chief R&D Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           110.9127 shares (Dividend equivalents earned on transition awards under the Unilever Share Plan 2017 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	110.9127
e)	Aggregated information - Volume - Total	110.9127 £0.00
f)	Date of the transaction	05/06/2019
g)	Place of the transaction	London Stock Exchange - XLON

END

 ________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

Exhibit 99.3:

RNS Number: 0167C
Unilever PLC
12 June 2019

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£48.98	2
e)	Aggregated information - Volume - Total	2 £97.96
f)	Date of the transaction	2019-06-10
g)	Place of the transaction	London Stock Exchange - XLON

END

__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

Exhibit 99.4:

RNS Number: 5691D
Unilever PLC
27 June 2019

NV TRUST OFFICE TO TERMINATE UNILEVER NV DEPOSITARY RECEIPT STRUCTURE

London/Rotterdam, June 27, 2019 - Unilever today announces that, following the approval by the meeting of depositary receipt holders, the board of the NV Trust Office has resolved to terminate the depositary receipt structure of Unilever NV. This follows Unilever's request, as announced on 1 May 2019, that the NV Trust Office consider initiating the termination. This represents a further step in Unilever's commitment to be at the forefront of good corporate governance.

The depositary receipt structure will be terminated on Friday 28 June 2019 after close of trading on Euronext Amsterdam. As a result, the depositary receipts of Unilever NV ordinary shares (the "DRs") will be cancelled and the DR holders will in return receive Unilever NV ordinary shares, which will become the primary Unilever NV listing. The process will be carried out in accordance with the timetable below. Holders of DRs do not need to take any action.

Friday 28 June 2019

·    Last day of trading of DRs on Euronext Amsterdam (ISIN NL0000009355). The ticker symbol will temporarily change from UNA to UNAT. The ISIN code will remain unchanged on that day.

·    Ticker symbol of the Unilever NV ordinary shares on Euronext Amsterdam (ISIN NL0000388619) will temporarily change from UNIA to UNIAT. The ISIN code will also remain unchanged on that day.

·    After close of trading on the Euronext Amsterdam, the depositary receipt structure will be terminated.

Monday 1 July 2019

·    On Euronext Amsterdam, the DRs (ISIN NL0000009355) will no longer be available and all trading will be in the Unilever NV ordinary shares (ISIN NL0000388619). The ticker symbol of the Unilever NV ordinary shares will permanently change to UNA.

From 1 July 2019, the NV Trust Office will not be able to exercise any voting rights, nor to issue depositary receipts for ordinary shares. Following the termination of the depositary receipt structure of Unilever NV, there remains an obligation for the NV Trust Office, until 27 June 2021, to facilitate the exchange of a limited number of bearer certificates into Unilever NV ordinary shares. After 27 June 2021, it is intended that the foundation NV Trust Office will liquidate.

 These changes do not affect Unilever NV shares held in New York Registry form (CUSIP 904784709); nor do they affect Unilever PLC shares held in American Depositary Receipt form (CUSIP 904767704) or in registered form (ISIN GB00B10RZP78).

Please see www.unilever.com/investor-relations/unilever-shares and www.administratiekantoor-unilever.nl for more information.

 [Ends]

Unilever contacts

For more information, please contact:

Investor Relations +44 207 822 6830 investor.relations@unilever.com
Lucila Zambrano + 44 782 527 3767 Lucila.Zambrano@unilever.com	Fleur Van-Bruggen +31 615 008 293 Fleur-van.bruggen@unilever.com
 About Unilever

Unilever is one of the world's leading suppliers of Beauty & Personal Care, Home Care, and Foods & Refreshment products with sales in over 190 countries and reaching 2.5 billion consumers a day. It has 155,000 employees and generated sales of €51 billion in 2018. Over half (59%) of the company's footprint is in developing and emerging markets. Unilever has around 400 brands found in homes all over the world, including Dove, Knorr, Dirt Is Good, Rexona, Hellmann's, Lipton, Wall's, Lux, Magnum, Axe, Sunsilk and Surf.

Unilever's Sustainable Living Plan (USLP) underpins the company's strategy and commits to:

·      Helping more than a billion people take action to improve their health and well-being by 2020.

·      Halving the environmental impact of our products by 2030.

·      Enhancing the livelihoods of millions of people by 2020.

The USLP creates value by driving growth and trust, eliminating costs and reducing risks. The company's sustainable living brands are growing 46% faster than the rest of the business and delivered 70% of the company's growth in 2017.

 Since 2010 we have been taking action through the Unilever Sustainable Living Plan to help more than a billion people improve their health and well-being, halve our environmental footprint and enhance the livelihoods of millions of people as we grow our business. We have already made significant progress and continue to expand our ambition - most recently committing to ensure 100% of our plastic packaging is fully reusable, recyclable or compostable by 2025. While there is still more to do, we are proud to have been recognised in 2018 as sector leader in the Dow Jones Sustainability Index and as the top ranked company in the Globescan/SustainAbility Global Corporate Sustainability Leaders survey, for the eighth-consecutive year.

For more information about Unilever and its brands, please visit www.unilever.com.

For more information on the USLP: www.unilever.com/sustainable-living/

Cautionary Statement

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth including to plastic packaging; the effect of climate change on Unilever's business; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2018 and the Unilever Annual Report and Accounts 2018.

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